May 1, 2019

Kevin B. Thompson
Chief Executive Officer
SolarWinds Corporation
7171 Southwest Parkway, Building 400
Austin, Texas 78735

       Re: SolarWinds Corporation
           Draft Registration Statement on Form S-1
           Submitted April 26, 2019
           CIK No. 0001739942

Dear Mr. Thompson:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services
cc:    John J. Gilluly III